April 21, 2014

Deborah O'Neal-Johnson, Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Johnson Mutual Funds Trust

Dear Ms. Johnson:

On February 28, 2014, Johnson Mutual Funds Trust (the "Registrant"), on behalf of each a series of the Registrant, filed Post-Effective Amendment No. 39 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Please find below the Trust's responses to your comments provided by telephone on April 14, 2014. For your convenience, I have restated your comments.

1.	Comment: Please make sure to update all fee tables. Additionally, make sure that for any funds with 1 basis point or more of acquired fund expenses, such expenses are listed on a separate line in the fee table.

Response: All fee tables have been updated. Acquired fund fees and expenses are provided in a separate line of the fee table for funds with one basis point or more of such expenses. See Exhibit A to this letter for a sample disclosure.

2.	Comment: With respect to the Opportunity Fund, you noted that the market cap of $15 billion may not constitute a smaller sized company and suggested that we examine that language and consider a more appropriate definition.

Response: We agree with your comment and will change the language of the Principal Investment Strategies of the Fund to read as follows: The Fund invests primarily in equity securities of small and medium sized companies (those with a market capitalization below $15 billion) that its Adviser believes offer opportunities for capital growth. . . .

3.	Comment: You pointed out that risks of Emerging Markets and Preferred Stocks are both listed as risk type for the International Fund although they are not listed in the Principal Strategies of the fund.

Response: The first sentence of the Principal Investment Strategies of the International Fund will be changed to read as follows:

The Fund invests primarily in equity securities (common and preferred stocks) of foreign companies (possibly including emerging market countries), that the adviser believes offer opportunities for capital growth.

4.	Comment: You stated that education bonds are mentioned in the Principal Strategies of the Municipal Income Fund but are not listed under Segment Risks in the Principal Risk section.

Response: The education bond language was intended to be an example of a particular segment of the bond market. To avoid confusion, we will eliminate the example so that the first paragraph of the Principal Investment Strategies will read as follows: The Fund invests primarily in investment grade municipal securities, the income from which is exempt from regular federal income tax. The Adviser primarily invests in Ohio municipal securities that provide income that is exempt from both Ohio and regular federal income tax. The Fund may concentrate its investments in a particular segment of the bond market.

5.	Comment: Under the General section of the Prospectus, it is mentioned that the investment objectives and strategies may be changed by the Board of Trustees without shareholder approval. You have asked to clarify if shareholders are given notice in the event that the Trustees vote to make such changes.

Response: The language has been updated to read as follows: The investment objectives and strategies of any Fund may be changed by the board of trustees without shareholder approval. However, shareholders will be provided 60 days’ prior notice of any change in a Fund’s investment objective.

Please note that this was the actual language provided to the vendor filing our N-1A. However, the vendor did not include the change as the documentation provided to them did not have the change marked as an indicated change from last year’s filing.

6.	Comment: In the Directors table under Outside Boards, clarify that this information is for past 5 years.

Response: This information has been provided in the heading of the table.

The Trust hereby acknowledges the following:

(a)        The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)        Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)        The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please feel free to contact me at 513-389-2751.

Very truly yours,

/s/ Marc Figgins

Marc Figgins

Exhibit A

Example 1- Fund with Acquired Fund Fee

The Johnson Growth Fund

Fees and Expenses of the Fund: The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee	None
Exchange Fee	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Fund Operating Expenses	1.01%

1 “Acquired Fund Fees and Expenses” are comprised solely of fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds. Numbers are rounded. Acquired Fund Fees and Expenses are the indirect costs of investing in other funds. If the Fund incurred Acquired Fund Fees and Expenses, the Total Annual Fund Operating Expenses and Net Expenses will not correlate to the expense ratios in the Fund’s financial statements or the Financial Highlights in the prospectus because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other funds.

Example 2- Fund with NO Acquired Fund Fees and Expenses

The Opportunity Fund

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee	None
Exchange Fee	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	1.00%